SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

SunLink Health Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

867370102

(CUSIP Number)

Robert M. Thornton, Jr.

900 Circle 75 Parkway, Suite 1120

Atlanta, Georgia 30339

(770) 933-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

13D

CUSIP No. 867370102	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION NO OF ABOVE PERSON Robert M. Thornton, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 238,384
	8.	SHARED VOTING POWER 323,461
	9.	SOLE DISPOSITIVE POWER 238,384
	10.	SHARED DISPOSITIVE POWER 323,461
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 561,845
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.94%
14.	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

This filing relates to the beneficial ownership of shares of the no par value common stock (the “Common Stock”) of SunLink Health Systems, Inc., an Ohio corporation (the “Issuer”) whose principal executive offices are located at 900 Circle 75 Parkway, Suite 1120, Atlanta, Georgia 30339. This Amendment No.4 to Schedule 13D (the “Amendment”) is being filed to update the beneficial ownership information and the information contained Item 5 of the original Schedule 13D filed by the undersigned on April 5, 2001 with the Securities and Exchange Commission, as amended by Amendment No. 1 filed January 4, 2002, Amendment No. 2 filed May 20, 2003 and Amendment No. 3 filed January 14, 2004 (collectively, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2.	Identity and Background.

This Amendment No. 4 to the Schedule 13D is filed by Robert M. Thornton, Jr., an individual whose address is 900 Circle 75 Parkway, Suite 1300, Atlanta, Georgia 30339. Mr. Thornton is the Chairman and Chief Executive Officer of the Issuer.

Mr. Thornton has not been convicted in a criminal proceeding during the last five years nor has he, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Thornton is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

All shares of the Issuer’s Common Stock held by Mr. Thornton were purchased with Mr. Thornton’s personal funds. All of the Issuer’s Common Stock held by Mr. Thornton was purchased through open market purchases except for 4,400 shares purchased in a private transaction on October 29, 2002, 20,000 shares received upon exercise of Issuer stock options on May 12, 2003, 12,000 shares received upon exercise of Issuer stock options on August 15, 2003, 37,540 shares received upon exercise of warrants to purchase Issuer shares on January 12, 2004, 20,000 shares received upon exercise of Issuer stock options on June 28, 2005, 40,000 shares received upon exercise of Issuer stock options on November 11, 2005, 31,200 shares received upon exercise of Issuer stock options on December 27, 2006, 40,000 shares received upon exercise of Issuer stock options on February 29, 2008, 26,000 shares received upon exercise of Issuer stock options on October 7, 2008, 40,000 shares received upon exercise of Issuer stock options on June 26, 2009, 10,000 shares acquired by inheritance on October 25, 2010, and 118,421 shares purchased in a private transaction on July 28, 2011. At the present time, Mr. Thornton does not hold any options or warrants to purchase the Common Stock of the Issuer that are currently exercisable or exercisable within 60 days.

Item 4.	Purpose of Transaction.

Mr. Thornton’s beneficial ownership of the Issuer’s Common Stock has changed by greater than one percent due to his acquisitions of the Issuer’s shares, including his purchase of 118,421 shares of the Issuer’s Common Stock in a private placement transaction that closed on July 28, 2011.

Except for plans of the Issuer, if any, to which Mr. Thornton may be privy by reason of his status as an officer and director of the Issuer, Mr. Thornton personally has no current plans to engage in, cause or participate with others in, any acquisition or disposition of additional securities of the Issuer, any extraordinary corporate transaction or the sale of a material amount of assets of the Issuer or any of its subsidiaries or any change in the present board of directors or management of the Issuer or any other transaction contemplated by Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Thornton beneficially owns 561,845 shares of the Issuer’s Common Stock. Of those 561,845 shares, 233,384 shares are held by CareVest Capital, L.L.C. (“CareVest”) which Mr. Thornton controls through his one hundred percent (100%) ownership of CareVest. Mr. Thornton beneficially owns approximately 5.94% of the Common Stock of the Issuer, as determined in accordance with Rule 13d-3(d)(1).

(b) Mr. Thornton possesses sole voting and dispositive power with respect to all of the securities of the Issuer beneficially owned by him, except for 323,461 shares of the Issuer’s Common Stock over which Mr. Thornton shares voting and dispositive power with his spouse as such shares are held in a tenants-in-common account.

(c) Mr. Thornton’s beneficial ownership of the Issuer’s Common Stock has changed by greater than one percent due to certain acquisitions of the Issuer’s shares, including his purchase of 118,421 shares of the Issuer’s Common Stock in a private placement transaction that closed on July 28, 2011. In addition to the foregoing, since the time of the filing of the last amendment to this Schedule 13D on January 14, 2004, Mr. Thornton acquired 20,000 shares received upon exercise of Issuer stock options on June 28, 2005, 40,000 shares received upon exercise of Issuer stock options on November 11, 2005, 31,200 shares received upon exercise of Issuer stock options on December 27, 2006, 40,000 shares received upon exercise of Issuer stock options on February 29, 2008, 26,000 shares received upon exercise of Issuer stock options on October 7, 2008, 40,000 shares received upon exercise of Issuer stock options on June 26, 2009, 10,000 shares acquired by inheritance on October 25, 2010, and 1,500 shares in an open market purchase on March 4, 2011.

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for his employment contract, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 hereof and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Robert M. Thornton, Jr.

August 4, 2011	/s/ Robert M. Thornton, Jr.